SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolivar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      ✓            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated June 2, 2005 filed by the Company with the Comisión Nacional de Valores:

By letter dated June 2, 2005, the Company reported that they acquired from the company “Bouchard 710 SRL”, a building located on Bouchard 710, Ciudad Autónoma de Buenos Aires. The building is composed of 13 floors for offices purpose. The amount of the transaction was US$ 27,250,000 payables US$ 10,000,000 in cash and the remaining amount in 36 equal quotes payables monthly and with an interest rate of 8.5%.

At the present, the building is rented by recognized companies such as KPMG, Unilever S.A. and Microsoft, among others.

The mentioned acquisition imply an increase of 15,015 m2 to the Company’s area able to lease, being also distinguished the aggregate value of the building to the Buenos Aires City’s architecture.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Second Vice Chairman of the Board of Directors

Dated: June 02, 2005